Rimage Corporation

7725 Washington Avenue South

Edina, MN 55439

(952) 944-8144

December 18, 2009

Attn:	Matthew Crispino, Attorney-Advisor
Jan Woo, Attorney-Advisor
Securities and Exchange Commission Division of Corporation Finance One Station Place 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549

Re:	Rimage Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed on March 16, 2009 File No. 000-20728

Dear Mr. Crispino:

As requested, we are responding to your letter dated October 30, 2009. For convenience and clarity, we have set forth the text of your comments below. We are responding to the comments in the order presented.

Item 1.  Business

Marketing and Distribution, page 4

1.

We note your response to prior comment 2. Please provide us a more detailed analysis to support your conclusion that the loss of your two distributors and strategic partner from which you generate over 10% of total revenue would not have a material adverse effect on the company. For instance, tell us the facts surrounding the termination of distributors in the past including the percentage of total revenue you generated from these distributors, how long it took you to reallocate the business through other sales channels, and whether you suffered any loss as a result of this reallocation. Also tell us how long it would take you to reallocate business or the extent of the financial loss in the future if you terminated a relationship with one of your current distributors.

Response:

As support for our conclusion, we have considered the diminishing role of our U.S. distributors in sales to customers, the significant role of our sales personnel in customer sales, the past changes in our relationships with distributors and their effect on our financial results and our relationships with and the buying patterns of our customers.

A significant portion of Rimage’s products reach the end-user customer through a two tier distribution channel; Rimage sells products to distributors who in turn sell the products to value-added resellers (VARs) who sell the products to end-user customers. The role that our U.S. distributors have performed over the last several years has evolved from that of providing value-added market development, promotion and sale of Rimage’s products to that of providing primarily a warehousing, sales, logistics and credit management function. Therefore, the demand for our products sold in the U.S. distribution channel is not generated by our distributors but rather by our regional sales managers working with our VARs. Further, because our regional sales managers maintain an ongoing business relationship with our VARs, a significant transition period is generally not required to direct our VARs to purchase products from a different distributor (or directly from Rimage).

• Page 2	December 18, 2009

In late 2005, Rimage terminated a U.S. distributor from which we derived approximately 9% and 6% of our consolidated revenues in 2004 and 2005, respectively. At our direction, the VARs that otherwise would have purchased Rimage’s products from the terminated distributor re-directed their collective purchases primarily to three other Rimage distributors starting in 2006. As a result, sales to these three distributors increased in 2006 by an amount that significantly exceeded the 2005 sales to the terminated distributor. Given these facts and our close relationship with the VARs that allowed us to monitor the re-direction of their purchases, we believe Rimage suffered minimal loss of sales as a result of the termination of this distributor. Further, we believe that with thoughtful planning and use of reasonable notification periods (provided to both the distributor and our affected VARs), any potential future termination of a distributor relationship would require only a short period of time to re-direct the product purchases of our VARs to either an alternative distributor or directly to Rimage, again with minimal loss of sales. Concurrent with our intended advance notification of termination to a distributor, we would notify affected VARs of the upcoming change in distributor status and with whom the VARs should purchase Rimage products after the effective date of termination. It is expected that the notification period that precedes the distributor’s effective date of termination would allow the VARs sufficient time to make the necessary changes to re-direct their future product purchases.

As noted in our original response dated November 13, 2009, the strategic partner that represents 10% of revenues in 2008 combines its own products with certain of our products to sell to a retailer. We believe that in the case of the potential loss of the strategic partner, we would sell a majority of the products currently sold to this strategic partner directly to the retailer. Rimage has an ongoing and positive business relationship with the retailer noted and has sold a significant volume of products directly to this retailer over the past few years, without the direct sales involvement of the strategic partner. The retailer uses Rimage products for photo processing services in some of its retail locations and we believe will continue to expand and upgrade its investment in Rimage products as the retailer continues to deploy these photo processing services to all of its locations. As such, we do not believe Rimage would suffer a material loss of sales in the event of the loss of the strategic partner.

___________________________________________

In response to your request, by this letter the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert M. Wolf at (952) 944-8144 if you have any questions or need additional information.

Sincerely,

Rimage Corporation

/s/ Robert M. Wolf

Robert M. Wolf, Chief Financial Officer